UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES       EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ Paul Brock
By: Paul H. Brock
Title: Vice-President and Treasurer

/s/ Robert Cecutti
By: Robert Cecutti
Title: Controller

Date: June 26, 2018

SUMMARY TABLE OF CONTENTS

Appendix 1	The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2017 and 2016

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — BDO USA, LLP

The Magna Group of Companies Retirement Savings Plans

Financial Statements and Supplemental Schedules

Years Ended December 31, 2017 and 2016

The Magna Group of Companies Retirement Savings Plans

Report of Independent Registered Public Accounting Firm

To the Pension and Retirement Savings Committee and Participants of

The Magna Group of Companies Retirement Savings Plans

Aurora, Ontario, Canada

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year), Schedule of Reportable Transactions and Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have served as the Plan’s auditor since 2007.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 26, 2018

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

(In thousands)

December 31,	2017	2016

Assets

Investments
Investments, at contract value	$—	$30,079
Investments, at fair value	1,657,818	1,298,490

Total investments	1,657,818	1,328,569

Receivables
Employer	50,056	48,537
Participants	515	297
Notes receivable from participants	46,794	39,388

Total receivables	97,365	88,222

Net Assets Available for Benefits	$1,755,183	$1,416,791

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

(In thousands)

Year ended December 31,	2017	2016

Additions
Investment income
Interest and dividends	$9,965	$8,100
Net appreciation in fair value of investments	263,780	98,454
Contributions:
Employer	75,073	71,696
Participants	83,025	77,354
Rollovers	8,649	10,465
Interest from notes receivable from participants	2,253	1,917

Total Additions	442,745	267,986

Deductions
Benefits paid to terminated employees	63,308	57,564
Benefits paid to participating employees	43,631	38,085
Loan expenses and other fees	382	325

Total Deductions	107,321	95,974

Net increase	335,424	172,012

Net transfers from other plans (Note 8)	2,968	—

Net Assets Available for Benefits, beginning of year	1,416,791	1,244,779

Net Assets Available for Benefits, end of year	$1,755,183	$1,416,791

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

1.   Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the Plan) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the Primary Employer) and other participating subsidiaries and affiliates of the Primary Employer (collectively the Employer) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2016.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan agreement provides that the Plan may invest in common stock of Magna International Inc. (Magna), the parent company of the Primary Employer.

The Plan is administered by the Primary Employer and individuals appointed by the Board of Directors of the Primary Employer. Principal Trust Company (Principal) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility (not in thousands)

An employee is eligible to receive profit sharing contributions if the employee is employed at a participating employer on the last day of the Plan year and the employee received compensation for 1,000 hours of service in the Plan year.

Contributions and Automatic Enrollment

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the Code). The Employer may make a discretionary matching contribution. For the 2017 and 2016 plan year, the employer matching contribution was 50% of the first 6% of base earnings contributed by a participant, unless a collective bargaining agreement states differently. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

Employees are automatically enrolled after a 60-day opt out period. The Employer withholds an amount equal to a percentage of eligible employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.

Effective January 1, 2013, the new hire automatic enrollment percentage increased from 3% to 6% of employee compensation (other than bonus pay) for non-union employees hired or rehired after January 1, 2013. Newly hired employees covered under a collective bargaining agreement, will be automatically enrolled at 3% (except as bargained otherwise).

Effective January 1, 2013, current employees who did not elect to make deferral contributions prior to December 31, 2012, were automatically enrolled at a 3% deferral percentage and participants who were enrolled and contributing were automatically increased to a 3% deferral percentage if the participant was contributing at a rate that was less than 3%, until such time as the employee changes or stops the contribution.

An automatic increase feature became effective January 1, 2014 whereby the contribution percentage is increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6%, unless the employee changes or stops the contribution. The automatic increase does not apply to employees who are covered by a collective bargaining agreement (except as bargained otherwise).

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of Full Years of Service	Vested Percentage

Less than 1	0
1	30
2	40
3	60
4	80
5 and after	100

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2017 and 2016, allocated forfeitures were $1,339 and $1,024, respectively. As of December 31, 2017 and 2016, forfeited nonvested accounts totaled $2,036 and $1,367, respectively.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Notes Receivable From Participants (not in thousands)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Participant note terms range from one to five years or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2017 outstanding notes receivable had interest rates ranging from 4.25% to 9.75%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant-directed portion of the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Employer Securities. Prior to January 15, 2016, participants with a minimum of three years of service or upon attainment of age 55 may diversify up to 100% of Employer Securities held in their account. Effective January 15, 2016, participants may diversify up to 100% of Magna stock held in their account at any time. Voting rights are all retained by the trustee per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.   Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

All Plan investments other than guaranteed investment contracts, are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, Plan trustee and custodian. See Note 3 for discussion of fair value measurements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

Guaranteed investment contracts held by a defined contribution plan that are fully benefit responsive are reported at contract value. Contract value is the relevant measurement because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. Contract value represents net contributions plus interest at the contract rate. See Note 5 for discussion of guaranteed investment contracts.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2017 and 2016 are shares of the Employer’s securities amounting to approximately $399,000 and $303,000, respectively. This investment represents 24% and 23% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3.   Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2017 and 2016.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

The Principal Stable Value Fund: Daily valued by the trustee, Union Bond & Trust Company, based on the underlying investments which consist primarily of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The Fund provides for daily redemptions at the reported NAV. Participants are permitted to redeem units at NAV on the valuation date.

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date. Principal may place transfer or liquidation restrictions on the U.S. Property Separate Account. No such restrictions were in place during 2017 and 2016. Generally, the PSA investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired.

Common/collective trusts (CCTs): Valued at the net asset value (NAV) of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements.

Employer securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual funds: Valued at quoted market prices of shares held by the Plan.

Life insurance policies: Valued at the cash surrender value of the individual policies.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The remainder of this page intentionally left blank.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

The following tables set forth by level within the fair value hierarchy the Plan’s investments:

	Fair Value Measurements
December 31, 2017	Level 1	Level 2	Level 3	Total

Mutual funds	$26,320	$—	$—	$26,320
Employer securities	398,972	—	—	398,972
Life insurance policies	—	—	37	37

Total investments at net asset value*	—	—	—	1,232,489

Total Investments at Fair Value	$425,292	$—	$37	$1,657,818

	Fair Value Measurements
December 31, 2016	Level 1	Level 2	Level 3	Total

Mutual funds	$17,838	$—	$—	$17,838
Employer securities	302,663	—	—	302,663
Life insurance policies	—	—	35	35

Total investments at net asset value*	—	—	—	977,954

Total Investments at Fair Value	$320,501	$—	$35	$1,298,490

*   The Stable Value Fund, the Pooled Separate Accounts and the Common/Collective Trusts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Investments classified within Level 3 consist of life insurance policies. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2017 and 2016:

Level 3 Investments
Year ended December 31, 2017	Life Insurance Policies

Balance, beginning of year	$35
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Interest credited	—
Purchases	2
Sales	—

Balance, end of year	$37

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

Level 3 Investments
Year ended December 31, 2016	Life Insurance Policies

Balance, beginning of year	$33
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Interest credited	—
Purchases	2
Sales	—

Balance, end of year	$35

4.          Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2017	2016

Magna International Inc. common stock	$398,972	$302,663

Year ended December 31,	2017	2016

Changes in net assets available for benefits
Dividend income	$7,856	$6,339
Net appreciation in fair value of investments	98,160	19,404
Employer contributions	29,224	27,827
Participant contributions	3,481	3,674
Net inter-fund transfers	(22,304)	(13,141)
Distributions to terminated employees	(12,619)	(10,379)
Distributions to participating employees	(7,489)	(6,451)

Increase in Net Assets Available for Benefits	$96,309	$27,273

5.          Guaranteed Investment Contracts

The Plan invests in the Guaranteed Fixed Income Option Fund Contract (GFIO), a guaranteed investment contract. The GFIO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

The GFIO is valued at contract value for presentation in the Plan’s assets. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is a blended rate determined using a dollar-weighted average of all the Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract. Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis. The GFIO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 1.15% during both 2017 and 2016.

The GFIO was closed to contribution and all remaining funds were transferred to the Stable Value Fund during 2017.

6.          Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, stable value fund, common/collective trusts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of the Employer.

7.          Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2018 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.          Plan Transfers

Effective January 1, 2017, the GETRAG Transmissions Corporation 401(k) Plan, with net assets of approximately $3 million, was merged with and into this Plan.

9.          Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2017 and 2016 aggregating $2,063 and $1,424,

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

(In thousands)

respectively. The Employer has calculated lost earnings and deposited the lost earnings into the Plan for 2017 and 2016.

10.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2017	2016

Net assets available for benefits per the financial statements	$1,755,183	$1,416,791
Benefits payable to participants	(816)	(606)

Net Assets Available for Benefits per the Form 5500	$1,754,367	$1,416,185

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500:

Year ended December 31,	2017	2016

Net /increase per the financial statements	$335,424	$172,012
Benefits payable to participants - end of year	(816)	(606)
Benefits payable to participants - prior year	606	1,048

Total Income per the Form 5500	$335,214	$172,454

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Assets (Held at End of Year)

(In thousands)

EIN: 98-0095901

Plan Number: 002

December 31, 2017

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)

	Stable Value Fund with Principal Life Insurance Company:
*	Principal Global Investors Trust Co	Principal Stable Value Select	**	$123,694

	Total Stable Value Fund			123,694

	Pooled Separate Accounts:
*	Principal Life Insurance Company	Prin LgCp S&P 500 Index SA-Z	**	161,435
*	Principal Life Insurance Company	Prin SmCap S&P 600 Index SA-Z	**	82,734
*	Principal Life Insurance Company	Prin Div Intl SA-I5	**	68,972
*	Principal Life Insurance Company	Prin MidCap S&P 400 Idx SA-Z	**	66,690
*	Principal Life Insurance Company	Prin LargeCap Growth I SA-I5	**	67,100
*	Principal Life Insurance Company	Prin Core Plus Bond Sep Acct-Z	**	55,227
*	Principal Life Insurance Company	Prin U.S. Property SA-I5	**	46,030
*	Principal Life Insurance Company	Prin Equity Income SA-Z	**	56,987
*	Principal Life Insurance Company	Prin Intl Equity Index SA-Z	**	7,010
*	Principal Life Insurance Company	Prin Fin Grp, Inc. Stk SA-I2	**	2,490

	Total Pooled Separate Accounts			614,675

	Common/Collective Trusts:
*	Principal Global Investors Trust Co	Prin LifeTime Hyb 2030 CIT I25	**	163,330
*	Principal Global Investors Trust Co	Prin LifeTime Hyb 2020 CIT I25	**	120,775
*	Principal Global Investors Trust Co	Prin LifeTime Hyb 2040 CIT I25	**	107,725
*	Principal Global Investors Trust Co	Prin LifeTime Hyb 2050 CIT I25	**	69,729
*	Principal Global Investors Trust Co	Prin LifeTime Hyb 2010 CIT I25	**	19,619
*	Principal Global Investors Trust Co	Prin LifeTime Hyb Inc CIT I25	**	6,084
*	Principal Global Investors Trust Co	Prin LifeTime Hyb 2060 CIT I25	**	6,858

	Total Common/Collective Trusts			494,120

	Employer Securities:
*	Magna International Inc.	Magna Stock	348,381	398,972

	Mutual Funds:
	Dreyfus Funds	Dreyfus Bond Mkt Index I Fund	**	11,159
	Oppenheimer	Oppenheimer Dev Mkts Y Fund	**	15,161

	Total Mutual Funds			26,320

	Northwestern Mutual Life Insurance Company	Life insurance policies		37

*	Notes Receivable from Participants	Maturing at various dates at interest rates ranging from (4.25% to 9.75%)		46,794

	Total Investments per Form 5500			$1,704,612

*    A party in interest as defined by ERISA.

**  The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

(In thousands)

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2017

Identity of Party Involved (a)	Description of Asset (number of transactions) (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)	Expense Incurred With Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)

Magna International Inc.
Common Stock
Purchase	1,109	$62,630	$—	$—	$—	$62,630	$62,630	$—
Sale	1,747	—	64,467	—	—	***	64,467	***

NOTES:

(1)            Magna International Inc. is a party-in-interest as defined by ERISA.

(2)            The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)            Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets. There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(In thousands)

EIN: 98-0095901

Plan Number: 002

Year ended December 31, 2017

Totals that Constitute Non-Exempt

Prohibited Transactions

Participant Contributions Transferred Late to the Plan (including loan repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2017 Contributions	$—	$2,200	$—	$—
2016 Contributions	—	1,424	—	—

* Voluntary Fiduciary Correction Program (DOL)